May 21, 2010

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes, Branch Chief Office 1,
Division of Corporation Finance

Re:	Max Capital Group Ltd.
Registration Statement on Form S-3
File No. 333-145585

Ladies and Gentlemen:

Max Capital Group Ltd. (now known as Alterra Capital Holdings Limited), a Bermuda exempted company (“Max”), Max USA Holdings Ltd. (now known as Alterra USA Holdings Limited), a Delaware corporation (“Max USA”) and Max Capital Trust I (now known as Alterra Capital Trust I), a Delaware statutory trust (the “Capital Trust”) hereby collectively submit a request to withdraw from registration pursuant to Rule 477 under the Securities Act of 1933, as amended, the registration statement on Form S-3 (File No. 333-145585), including all exhibits thereto (the “Registration Statement”), filed with the Securities and Exchange Commission on August 20, 2007, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter. No securities were sold pursuant to the Registration Statement.

On May 14, 2010, Max amalgamated with Harbor Point Limited, a Bermuda exempted company, and Alterra Holdings Limited, a Bermuda exempted company and a direct wholly-owned subsidiary of Max. The Registration Statement is being withdrawn because a determination has been made to offer securities for sale pursuant to a new registration statement filed by Alterra Capital Holdings Limited and certain subsidiaries on Form S-3.

Please provide a copy of the order granting withdrawal of the Registration Statement to Kerry E. Berchem of Akin Gump Strauss Hauer & Feld LLP, Alterra’s counsel, by fax at (212) 872-1002. If you have any questions regarding this request for withdrawal, please contact Ms. Berchem at (212) 872-1095.

Very truly yours, ALTERRA CAPITAL HOLDINGS LIMITED

By:	/s/ Joseph W. Roberts
Name: Joseph W. Roberts Title: Chief Executive Officer

ALTERRA USA HOLDINGS LIMITED

By:	/s/ W. Marston Becker
Name: W. Marston Becker Title: Chief Executive Officer

ALTERRA CAPITAL TRUST I

By:	/s/ Joseph W. Roberts
Name: Joseph W. Roberts Title: Regular Trustee